EXHIBIT 99.1

Himax Pre-Announces Third Quarter 2008 Revenue

Expects to Meet or Beat Q308 Gross Margin and EPS Guidance

TAINAN, Taiwan, Oct. 6, 2008 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today announced revenues for the third quarter 2008 were $230.1 million, a 6.8% decline sequentially, in line with guidance provided on September 10. Himax today expects to either meet or beat its third quarter gross margin and EPS guidance also provided on September 10.

Himax initially provided third quarter guidance on August 5, and subsequently raised guidance on September 10. Himax raised third quarter revenue guidance to decline by 5-8%, as compared to initial guidance which projected revenues to decline by low-teen percent from the $246.9 million posted in the second quarter 2008. Gross margin is expected to decline by 1-1.5 percentage points sequentially, as compared to initial guidance of gross margin to decline by 1-2 percentage points from the 25.5% in the second quarter 2008. GAAP ESP is expected to be in the range of $0.07-0.09 and Non-GAAP EPS to be in the range of $0.14-0.17, as compared to initial guidance of GAAP EPS to be in the range of $0.04-0.06, and Non-GAAP to be in the range of $011-0.14.

Himax today reported third quarter revenues of $230.1 million, representing a 5.5% decline year over year and a 6.8% decline quarter over quarter, in line with the revised guidance of September 10. Small-and medium-sized driver revenue accounted for 21.0% of total revenues, a significant jump from the 12.4% of total revenues in the second quarter, with sales from handset drivers more than doubling. Non-driver revenue continued to grow in the third quarter and accounted for 6.6% of total revenues, as compared to 5.4% in the second quarter. Sales from LCOS products were particularly strong, which more than offset the decline in other non-driver products, which are mostly correlated to the large panel segment.

As of September 30, Himax maintained a strong balance sheet with no debts. Cash, cash equivalents, and marketable securities available for sale amounted to $132 million, a growth from $101 million a quarter ago and after distributing a cash dividend of $66.8 million in June.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "In spite of the current global financial market turmoil, we remain committed to the execution of our long term objective and strategy, backed by our strong balance sheet. We are pleased that our non-driver product businesses continued to grow in the third quarter, notwithstanding the negative overall market sentiment. Our LCOS product line for pocket projector applications, in particular, is experiencing a strong momentum, in terms of both product shipment and new customer design-wins. We believe we are the world leader in this new and yet exciting product area."

Himax will announce its complete third quarter 2008 results on Tuesday, November 4th Taiwan (Monday, November 3rd New York). Details of the conference call will be announced at a later time.

About Himax Technologies, Inc. Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on June 20, 2008, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          In the U.S.
          The Ruth Group
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com